Exhibit 3.1

Amendment of Bylaws

(Adopted and effective on August 10, 2004)

1. Amendment of Section 2.7

Section 2.7 of the Company's Bylaws is amended to read as follows:

2.7 Proxies

Each stockholder entitled to vote at a meeting of stockholders, or to consent to corporate action without a meeting, may authorize another person to act for him by a written proxy signed by him or his authorized agent and delivered to the secretary of the Corporation prior to or at the time of the meeting or other action. No proxy may be voted or acted on more than three years after its date, unless the appointment expressly provides for a longer period. A stockholder may revoke his appointment of a proxy by written notice to the secretary of the Corporation, by a subsequent appointment or by attendance at the meeting and voting in person.

2. New Section 2.11

Section 2.11 of the Company's Bylaws is renumbered as Section 2.12, and a new Section 2.11 is inserted to read as follows:

2.11 Business at Annual Meetings of Stockholders

(a) Only such business shall be conducted at an annual meeting of stockholders as may be properly brought before the meeting. To be properly brought before an annual meeting, the business must be either (i) specified in the Corporation's notice of the meeting pursuant to Section 2.4 of these Bylaws or (ii) proposed to be brought before the meeting by any stockholder of record (i) who is entitled to vote at the meeting, (ii) who gives timely notice of the proposed business in compliance with this Section 2.11, and (iii) who is a stockholder of record at the time of giving notice. In addition, for any business to be properly brought before an annual meeting by a stockholder, the business must be a proper matter for stockholder action.

(b) To be timely, a stockholder's notice of proposed business must be addressed to the secretary of the Corporation and received at the Corporation's principal executive offices no later than the close of business on the 90th day, and no earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting of stockholders. If, however, the date of the annual meeting is more than 30 days before or after the first anniversary, the stockholder's notice must be received no later than the close of business on the 90th day, and no earlier than the 120th day, prior to the annual meeting.

(c) The stockholder's notice to the secretary shall include, for each item of business that the stockholder proposes to bring before the annual meeting, a brief description of the business and the reasons for conducting the business at the annual meeting. The stockholder's notice shall also include the stockholder's name and address as they appear on the Corporation's books, the name and address of the of the beneficial owner, if any, on whose behalf the stockholder is acting and the number of shares of the Corporation's stock beneficially owned by the beneficial owner, and a statement of any interest of the stockholder or beneficial owner in the business proposed to be brought before the meeting.

(d) The chairman of the annual meeting shall have the power to determine whether any business was not properly brought before the annual meeting in accordance with the procedures in this Section 2.11. If the chairman determines that any business was not properly brought before the meeting, the chairman shall inform the meeting that the business was not brought properly before the meeting and that the business may not be transacted.